Exhibit 99.1

2014 3Q Earnings Release Posco October 23, 2014

3Q Performance

Major Business Activities 2014 Business Plan

Figures in this presentation are based on unaudited financial statements of the company.

Certain contents in this presentation are subject to change during the course of auditing process.

3Q Performance

Consolidated Income

"Operating profit surged as profitability in steel and energy sector improved"

Revenue


(billion KRW)
15,150
16,704
16,270
2013.3Q
2014.2Q
2014.3Q

Operating Profit


(billion KRW)
OP Margin
4.2%
5.0%
5.4%
633
839
879
2013.3Q
2014.2Q
2014.3Q

Net Profit


(billion KRW)
564
487
224
2013.3Q
2014.2Q
2014.3Q

※ Net profit dropped QoQ due to forex-related losses, occurred by change in exchange rate
*₩/$: '14.6/E) **1,014.4** → '14.9/E) **1,050.6***

(billion KRW)	Revenue			Operating Profit			Net Profit		
	2013.3Q	2014.2Q	2014.3Q	2013.3Q	2014.2Q	2014.3Q	2013.3Q	2014.2Q	2014.3Q
Steel	11,716	12,564	12,622	413	643	674	460	570	151
Trade	6,132	7,970	7,809	51	108	93	71	96	31
E & C	2,571	2,581	2,322	110	51	48	74	△13	△2
Energy	676	571	704	51	35	78	41	14	44
I C T	255	273	258	22	14	8	7	3	2
Chem/Mat'l /Others	894	821	784	37	35	31	18	△43	7

* based on simple aggregation

POSCO Earnings Release | October 23, 2014
3

%. Net profit dropped QoQ due to forex-related losses, occurred by change in exchange rate 2013.3Q 2014.2Q 2014.3Q 2013.3Q 2014.2Q 2014.3Q \/$: 14.6/E) 1,014.4 - ‘14.9/E) 1,050.6

Revenue Operating Profit Net Profit

(billion KRW)

2013.3Q 2014.2Q 2014.3Q 2013.3Q 2014.2Q 2014.3Q 2013.3Q 2014.2Q 2014.3Q

Steel 11,716 12,564 12,622 413 643 674 460 570 151

Trade 6,132 7,970 7,809 51 108 93 71 96 31

E & C 2,571 2,581 2,322 110 51 48 74 A13 A2

Energy 676 571 704 51 35 78 41 14 44

I C T 255 273 258 22 14 8 7 3 2

/Otm/M31’1 894 821 784 37 35 31 18 A43 7

H Consolidated Financial Structure “Liabilities to Equity ratio slightly went up, due to increased debt of subsidiaries” ( ‘n c \ / \ (billion KRW) (billion KRW) (billion KRW) 84 567 84937 k7% 86.8% 87’6% 83,340 C^ ‘‘” ^ ^ Liabilities to 45 604 Equ’ty ‘ 45 271 45,285 39 296 39,652 37,736 39,296 1^1 Hll 25,5851 26,974^1 27,726IH^I II Debt| 2013.3Q 2014.2Q 2014.3Q 2013.3Q 2014.2Q 2014.3Q 2013.3Q 2014.2Q 2014.3Q v ) \ ) \ ) 5 POSCO Earnings Release | October 23, 2014 jDOSOO

3Q Performance

Major Business Activities

2014 Business Plan

* Stronger Steel Competitiveness

“Expanded sales of automotive steel targeting strategic regions, through overseas production sites and sales network”

H Growth of automotive steel market Automotive Steel Sales

- Expanded sales to regions with growing demand by using 5 auto steel mills and 47 processing centers

[2015 Outlook of auto production in major countries ] * Global Pr°ducti°” Sa’es Netw°rk*

US China Japan SE Asia SW Asia Total CGL 2 1 0 1** 1 5

(Growth rate,%) PC 9 15 6 11 6 47

* Number of processing centers with managerial rights

**Thailand CGL: Started construction in Oct 2014(450 thousand tons/yr)

^ ^jdja(+10,4%) [Auto steel sales by region] (thousand tons)

3,634 7,358 7,650 -””’¦RH

s BJgp(+5-3%) SW Asia TUB BU

¦vHn SE Asia mSm mEn +X7%

Japan 1| +8% 1QI g

0 China I 1,030 1,337 2,429

Americas 1,240 1,265 1428

^ (Production unit, S.Korea 2,713 A3% 2,710 A12% 2,371

in thousand)

* Stronger Steel Competitiveness

“Improved product-mix through solution marketing activities” [Light-weight solution for RENAULT] o Advanced Product Mix Magnesium Panel - ProVided SolutionS and fulfilled needs of y New light-weight material for auto, 30% less than aluminum clients in high-end industries, such as automobile, energy etc. “Hybrid EOLAB Concept” - Fuel efficiency: 1 liter/100Km ‘ rc . . (thousand tons) [Sales volume - Reduced 400kg of weight (Body A130, sash by solution marketing] a160) - Applied 900MPa TWIP, 2000MPa HPF and also Mg steel, which is first-ever p 214 —to be adopted in an automobile TWIP(Twinning Induced Plasticity) HPF (Hot Press Forming) S POSCO’s own material, with both S Ultra-strength steel, reformed and 2014.1Q 2014.2Q 2014-3Q high strength and elongation cooled after being boiled over 900°C y Excellent in elongation fit for parts S Fit for light-weight, high-strength and shock absorbance automobile model [WP* sales portion] (%) * ¦ u , * 1 * Mpa: 1 MPa sustains 10kg of weight pressure per 1 cm [Cost-reduction solution for [Co-product development solution 31.6 328 32 8 home appliance makers] to replace imports for nuclear plants] “Replace parts in premium refrigerator” “Highly resistant STS steel” - Replaced current Al-used part with PO* - fDevel°Ped new models and solutions 2014.1Q 2014.2Q 2014-3Q - Reduced cost and improved product - Sc’hedi.il^cfsupply to UAE No.4 durability for the customers nuclear power generator ? Eco-friendly Strategy

“Continued effort to reduce carbon and indirect greenhouse gas emissions” ¦ o Reduced carbon emissions by recycling BF offgas ™. J J -f -f [CO2 emission intensity ] (ton-CO2/ton-crude - Continued group-level effort to lower carbon emission steel) (POSCO Energy, POSCO ChemTech) 2.11 _Bsgag3fgaaBS^aiH ^BXE§!^EICSIl9USIGirboSSE^I r^~ 203 ^ ^ o U&J, ,-i qfes ¦ H ¦ n ¦ --|§ 2013 2014.3Q 1”^^ 2013 2014.3Q Combine and re-gather BF offgas Recycle gas generated from productions 2011 2012 2013 2014(f) - CO2 reduction: 180 thousand tons/yr - CO2 reduction: 8.8 thousand tons/yr , , , *based on in-house standards * Cut indirect greengas by selling highly effidem steel [R^on of ^c, and by-products greengas em ission] (thousand tons CO2) - High-strength steel for light weight vehicles and energy-efficient electrical steel 2011 2012 2013 2014(f) [Sales of high-strength auto steel] [sales of BF slag] ah^s^ (thousand tons) 1,074 tons) „ 542 2-260 783 830 861 8,013 8,542 M 783 6,396 8,252 H Business Activities of Major Subsidiariesppt

“Stabilized overseas steel businesses and enhanced profit in energy sector” Profit increased as new * Steel *«„ OP ^ 53 (% | ^ afnliates operating sites, as 5-! improved, in such as 31 33 Indonesian mill entered <>- resource development of normalization stage ‘14.1Q 2Q 3Q DWI, power biz of P-Energy 2012 2013 2014(F) *Based on consolidated Operating Profit o Indone^n mill : 3Q OP + m billion KRW DWI : Continued growth in resource division - Turned profit in 3Q as profitability upturned due to - OP climbed as gas field production expanded as product price increase and cost decline planned [Production volume/OP of Myanmar gas field] [Sales volume/utilization rate of Indonesian mill] 74% 82% Production volume 3 -Q (100 mn ft3/day) 2 69 6 Utilization rate 24% Gas field OP 36 4 57,8 535 661 (billion KRW) ^ ‘ Sales Volume 64 , (thousand tons) ^14. 1Q 2Q 3Q 14. 1Q 2Q 3Q ^ P-Energy: Profitability improved as power output increased during the peak season Indian electrical steel mill : Turned profit in 3Q 2Q 3Q - Operating profit increased as sales expanded 0p (billion KRW) 27 8 66 7 ‘14. 1Q) A1.3 billion^2Q) A0.2 billion^3Q) + 1 billion KRW Power Output (mn MWh) 3.1 3.8 V ) V J 10 POSCO Earnings Release | October 23, 2014 posco

3Q Performance

Major Business Activities / 2014 Business Plan

Consolidated business target Revenue (trillion KRW)

- POSCO Revenue (“)

¦ Crude Steel Production (million tons)

¦ Product Sales (“)

H Investment (trillion KRW)

- POSCO Investment (“)

Appendix

1. Business Environment

- Steel Demand, Raw Materials

2. Financial Statements

STEEL DEMAND Steel Demand Business Environment

HH HHH ¦¦ ^

“Sustain 2% growth, supported by demand “End-of-year price to rebound due to restocking increase in developing countries” demand rise”

(miMion 2012 2013 2014 2015 [HR Distribution Price] (US$/tor1, million ton)

tons) 2012 2013 2014 yoy 2015 yoy 595 1 J

578 cCI- ccc 572 572

US 96 96 102 6.7% 104 1.9% 565 555 550 566

524

EU 139 140 146 4.0% 150 2.9% 20.9 1Q„

19.4

China 698 741 748 1.0% 754 0.8% 15 6 ¦ k 16 7 14.2 13.4 13 0 12 3

India 72 74 76 3.4% 81 6.0% F lllHI ¦

SE Asia 59 63 65 2.5% 68 4.9% [Distribution 1™^

Global 1,475 1,531 1,562 2.0% 1,594 2.0%

14.1 23456789

* World Steel Association(October, 2014), POSRI ^0 ¦¦ ¦¦ ¦¦ ¦¦

Wfl

“Steel demand to pick up slightly QoQ, due to seasonal effect and favorable automobile industry”

(thousand tons)

2012 2013 2014 ^ ^ ^

1Q 2Q 3Q 4Q QoQ

Nominal Consumption 54,069 51,763 55,920 14,073 14,238 13,760 13,850 +0.7%

Export 30,485 29,191 32,180 7,620 8,070 8,190 8,300 +1.3%

Production 72,052 69,147 74,569 18,220 18,824 18,610 18,915 +1.6%

Import 12,502 11,807 13,531 3,472 3,484 3,340 3,235 A3.1%

Incl. Semi-Product 20,706 19,393 22,122 5,676 5,709 5,637 5,100 A9.5%

* POSRI(October, 2014)

Raw Materials ^ w Monthly average price dropped to U$83/ton in 2014 3Q September from U$96/ton in July, due to lagging steel industry, credit crunch and structural oversupply in the market “4Q Price : Fine Ore CFR U$91/ton” Price will stay flat as restocking demand is 2014.4Q expected to increase triggered by the possibility of seasonal supply shortage of major export countries and China’s production drop during winter season [Iron Ore Price] (US$/ton) 148 90 91 2012 2013 2013 2013 2013 2014 2014 2014 2014 4Q IQ 2Q 3Q 4Q IQ 2Q 3Q 4Q(f) v I y *Platts 62% Fe IODEX CFR China (Quarter Spot Avg.) Appendix No.l: Business Environment ¦¦ ¦¦ Price moved within U$110~115/ton range, as 2014 3Q demand continued to remain sluggish, affected by uncertainty in steel economy and slow recovery of China’s economy, biggest spot purchaser “4Q Price : Hard Coaking Coal FOB U$lll/ton” Demand is expected to recover due to resumed 2014.4Q restocking for winter season, however, the price will remain weak as fundamentals to lift the market is absent C “ \ [Coaking Coal Price] (US$/ton) 155 166 122 113 112 111 2012 2013 2013 2013 2013 2014 2014 2014 2014 4Q IQ 2Q 3Q 4Q IQ 2Q 3Q 4Q(f) \ / *Platts HCC Peak Downs Region FOB Australia (Quarter Spot Avg) posco Appendix 2: - . - , f _ Financial Statements

H Summarized Statements of Income (billion KRW) 2013.3Q 2014.2Q 2014.3Q QoQ Revenue 15,150 16,704 16,270 A434 Gross Profit 1,547 1,813 1,859 +46 (Gross Margin) (10.2%) (10.9%) (11.4%) Selling & Admin. Expenses 915 973 980 +7 Operating Profit 633 839 879 +40 (Operating Margin) (4.2%) (5.0%) (5.4%) Other Operating Profit 14 A242 A108 +133 Share of Profit (loss) of A50 A37 A41 a4 Equity-accounted investees Finance Income 189 160 A398 A558 Foreign Currency Transaction & Tracis lation Gai n (loss) 330 28^ A72 A355 Net Profit 564 487 224 A263 (Net Margin) (3.7%) (2.9%) (1.4%) Owners of the Controlling Company “ ^ 511 238 a273 POSCO Earnings Release | October 23, 2014 Appendix 2: _ . . _ r . . _ . . Financial Statements

Summarized Statements of Financial Position (billion KRW) 2013.3Q 2014.2Q 2014.3Q QoQ Current Assets 30,976 31,874 31,690 A184 Cash & Financial Goods* 6,858 5,456 5,530 74 Account Receivable 11,187 12,276 12,076 A200 Inventories 9,654 10,876 10,934 58 Non-Current Assets 52,364 52,693 53,247 554 Other Long-term Financial Assets 5,351 4,655 4,375 a280 PP&E 35,315 35,500 35,362 A138 Total Assets 83,340 84,567 84,937 370 Liabilities 37,736 39,296 39,652 356 Current Liabilities 20,151 21,075 21,107 32 Non-Current Liabilities 17,585 18,221 18,545 324 (Interest-bearing Debt) 25,585 26,974 27,726 752 Equity 45,604 45,271 45,285 14 SoMiQyCQmpany 41,841 41,585 41,563 A22 Total Liabilities & Equity 83,340 84,567 84,937 370 * Cash & Financial Goods : Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities, and Derivatives asset held for trading POSCO Earnings Release | October 23, 2014

2014 3Q

Earnings Release

posco

October 23, 2014

I ^ 1 ^ 1 ^ 1

5000 10,000 15,000 20,000 25,000 2012 2013 2014(F)

V /